Mail Room 4561

December 19, 2008

Mr. Charlie Huang
Interim Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134

> **RE: Cadence Design Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 27, 2008**
> **File No. 0-15867**

Dear Mr. Huang,

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kari Jin
Staff Accountant